January 12, 2007
VIA EDGAR, FEDERAL EXPRESS AND TELECOPY
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549
Attention: Gary A. Newberry

Re:	National Oilwell Varco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
Filed May 9, 2006, August 4, 2006 and November 3, 2006
File No. 1-12317
Ladies and Gentlemen:
     On behalf of National Oilwell Varco, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 27, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) and Forms 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (“2006 Forms 10-Q”).
     For the reasons discussed in detail below and in view of the imminent preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”), the Company believes that amending to add revised or supplemental disclosure retroactively to the 2005 Form 10-K or 2006 Forms 10-Q would not significantly impact investors or be material to the Company’s overall disclosures. Accordingly, as indicated in this letter, the Company respectfully requests that the Staff permit the Company to address its responses prospectively as indicated in this letter by providing enhanced disclosures in its 2006 Form 10-K.

Vinson & Elkins LLP Attorneys at Law	First City Tower, 1001 Fannin Street, Suite 2500
Austin Beijing Dallas Dubai Hong Kong Houston	Houston, TX 77002-6760
London Moscow New York Shanghai Tokyo Washington	Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

United States Securities and Exchange Commission January 12, 2007 Page 2
     For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Selected Financial Data, page 26
1.	Revise your table of selected financial data to describe or cross reference any factors that materially affect the comparability of the information reflected in the selected financial data. In this regard, we note that the Varco merger occurred in 2005. Refer to Regulation S-X [sic] Item 301 and related instructions for guidance.
Response:
The Company respectfully submits that because it has provided a substantial amount of disclosure regarding the financial impacts of the Varco merger throughout its 2005 Form 10-K including in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”), the lack of any footnote disclosure in the Selected Financial Data should be regarded as self-evident and not sufficiently material to warrant amending the 2005 Form 10-K. The Company commits to include in its 2006 Form 10-K enhanced footnote disclosures in Item 6. Selected Financial Data by adding footnotes describing items that could materially affect the comparability of information, including the impact of the Varco merger.
Management Discussion and Analysis of Financial Condition and Results of Operations, page 27
2.	We note the amount of reported goodwill and intangible assets on your consolidated balance sheet and the associated risk factors on page 16. Include in this section a discussion of these items necessary to understanding your financial condition and the related impairment testing. Refer to Regulation S-K Item 303(a).
Response:
A description of the impairment testing of goodwill and other intangible assets is presently included in MD&A under the subcaption “Critical Accounting Policies and Estimates – Impairment of Long-Lived Assets (including Goodwill)”. The Company respectfully submits that this description, coupled with the Risk Factor disclosure, provides the reader with an understanding of the impairment testing of such assets and its potential impact on the Company’s financial condition. Please also refer to the response to Comment 3 below, as to further reasons for our conclusion that such additions are not considered material. Also please note under the response to Comment 3, that the Company proposes to enhance MD&A disclosures in its 2006 Form 10-K.

United States Securities and Exchange Commission January 12, 2007 Page 3
Critical Accounting Policies and Estimates, page 36
3.	Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:
(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.
Please refer to FRC Section 501.14 for further guidance.
Response:
In light of Comments 2 and 3 made by the Staff, the Company is undertaking a review of its MD&A disclosures in its 2006 Form 10-K regarding critical accounting measurements to the extent any material uncertainties and factors affecting variability of results can be reasonably known or anticipated and are material. The complete undertaking of some of the requested analyses, however, will take considerable time which will run into the Company’s preparation of its MD&A for its 2006 Form 10-K. The Company respectfully submits that the results of its preliminary analyses suggest that the enhanced 2006 disclosures would include certain matters indicated below, but the Company believes that such disclosure enhancements would not be sufficiently material to the disclosures contained in its 2005 Form 10-K.
The results of the Company’s preliminary analyses to date, and suggestions of enhanced disclosures for 2006 MD&A, are summarized below with respect to each of the identified critical policies and estimates:
Revenue Recognition under Long-term Construction Contracts. The Company proposes to enhance its disclosures in its 2006 Form 10-K regarding factors which could affect future project costs and margins when it concludes a review of 2006 financial results. Further, the Company proposes to include an updated sensitivity analysis of the impact of changes in profit margins on operating profit.

United States Securities and Exchange Commission January 12, 2007 Page 4
The Company ran a sensitivity analysis of changes in profit margins for the projects in process at December 31, 2005 and believes that the analysis did not reveal any particularly significant material trend or result – a 1% change in the estimated profit margins for the outstanding projects at December 31, 2005 would result in an estimated $10.3 million change to the 2005 operating profit, or 2.5% percent change in operating profit. The Company notes that the MD&A in the 2005 Form 10-K contained disclosure of a $21.7 million loss recorded in 2005 related to the construction and outfitting of two Kazakstan rigs. An updated sensitivity analysis is proposed to be included in the 2006 MD&A.
Allowance for Doubtful Accounts. Allowance for doubtful accounts were 1.5% and 2.6% of gross accounts receivable for 2005 and 2004, respectively. The decrease of the allowance for bad debts as a percentage of accounts receivable of 1.1% is primarily due to the 2005 Varco acquisition which resulted in the addition of approximately $385.3 million of accounts receivable recorded at fair value, as disclosed in Note 3 to the Consolidated Financial Statements. A 1% change in the allowance percent at December 31, 2005 would result in an approximately $11.6 million change to the allowance account. The Company does not believe any of these amounts is material to an understanding of its accounts receivable valuation policies; however, the Company proposes to include updated sensitivity disclosures in its 2006 MD&A.
Inventory Reserves. Inventory reserves were 4.5% and 6.0% of gross inventory for 2005 and 2004, respectively. The decrease of inventory reserves as a percentage of gross inventory of 1.5% is primarily due to the 2005 Varco acquisition which resulted in the addition of approximately $377.1 million of inventory recorded at fair value, as disclosed in Note 3 to the Consolidated Financial Statements. A 1% change in the allowance percent at December 31, 2005 would result in an approximately $12.6 million change to the inventory reserve account. The Company does not believe any of these amounts is material to an understanding of its inventory allowance policies; however, the Company proposes to include updated sensitivity disclosures in its 2006 MD&A.
Goodwill Impairment. The Company proposes to enhance the MD&A disclosures in its 2006 Form 10-K to state the events or circumstances which could indicate a potential impairment of goodwill. This information is currently substantially discussed in Item 1A Risk Factors of our 2005 Form 10-K. The Company had no impairment of goodwill for the years ended December 31, 2005, 2004, and 2003.
Impairment of Long-Lived Assets (Excluding Goodwill). The Company performed a sensitivity analysis on the potential asset impairments based on its 2005 financial statements. A one year increase in estimated useful lives of property, plant and

United States Securities and Exchange Commission January 12, 2007 Page 5
equipment on a weighted average basis would result in a decrease of depreciation expense of approximately $5.0 million. A one year decrease would result in an increase of depreciation expense of approximately $7.0 million. A one year increase in estimated useful lives of identified intangible assets on a weighted average basis would result in a decrease in amortization expense of approximately $1.5 million. A one year decrease would cause an increase of amortization expense of approximately $1.6 million. The Company does not believe any of these sensitivities is material to an understanding of the impact of potential asset impairments on overall financial results; however, the Company proposes to include updated sensitivity disclosures in its 2006 MD&A.
Pensions and Other Postretirement Benefits. The Company performed a sensitivity analysis on the impact of discount rate and rate of return changes on projected benefits obligations based on its 2005 financial statements. A 0.5% decrease in discount rate would increase projected benefit obligation by approximately $17.2 million. A 0.5% increase would decrease projected benefit obligation by approximately $15.4 million. Pension expense would increase/decrease by $1.3 million with a 0.5% decrease/increase in discount rate. A 1.0% decrease/increase in the long term rate of return would increase/decrease pension expense by approximately $1.3 million. The Company does not believe any of these sensitivities is material to an understanding of the impact of changes in rates on overall financial results; however, the Company proposes to include updated sensitivity disclosures in its 2006 MD&A.
Supplemental Pro Form Comparison, page 40
4.	Please be advised that these disclosures are considered non-GAAP measures. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. For each line item presented, the disclosures should include a reconciliation to the most directly comparable GAAP financial measure.
Response:
The Company strongly believes that this pro forma presentation is important to an understanding of the impact of the Varco merger transaction on results of operations. While certain pro forma data presented for these periods is required under GAAP, the Company acknowledges that some of the pro forma information included in its MD&A may be considered non-GAAP financial information. As a more effective means of providing this reconciliation to investors, the Company proposes to file on a Form 8-K a supplemental reconciliation of the pro forma items set forth in its 2005 Form 10-K and its 2006 Form 10-Q for the quarter ended March 31, 2006 to reconcile the pro forma information with the historical financial information of National-

United States Securities and Exchange Commission January 12, 2007 Page 6
Oilwell and Varco. The proposed format for this reconciliation and revised disclosure related to the 2005 Form 10-K is included as Appendix A to this response letter. The first quarter 2006 Form 10-Q supplemental reconciliation information will also be included in the Form 8-K in substantially the same format as the year-end information included in Appendix A.
Consolidated Statements of Income, page 51
5.	You have presented stock based compensation as a separate line item. The expense related to share based payment arrangements should be presented in the same lines or lines as cash compensation paid to the same employees, as discussed in Staff Accounting Bulletin Topic 14F. Please revise this presentation accordingly.
Response:
The Company acknowledges that Staff Accounting Bulletin Topic 14F states the Staff’s belief that expenses for share-based payment arrangements should be included in the same line item or items on the income statement as cash compensation paid to employees, which in the case of the Company’s income statement would mean inclusion in selling, general and administrative expenses. The Company respectfully submits that because its stock-based compensation expense for 2005 constitutes less than 3.5% of aggregate selling, general and administrative expenses, the Company believes the amount and separate line item is not material. The Company proposes to comply with the Staff’s single line item view prospectively in the income statement presented in Company’s 2006 Form 10-K for all periods presented and in subsequent reports.
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Intangible Assets, page 56
6.	You disclose total intangible assets by segment. Revise your footnote to provide all the disclosures require by Statement of Financial Accounting Standards (SFAS) 142, paragraphs 44-45, with regard to intangible assets. For example, you are required to disclose amounts by major intangible asset class subject to amortization, such as customer relationships, trademarks, patents and so forth.
Response:
The Company respectfully submits that substantially all of the material information required by paragraphs 44 and 45 of SFAS 142 is included in Note 2 to the Company’s Consolidated Financial Statements or in Note 3 (with respect to the material portion of the intangibles, which were acquired in the Varco acquisition), including a breakdown by major intangible asset class of the various intangibles

United States Securities and Exchange Commission January 12, 2007 Page 7
subject to amortization, their useful lives and amortization methods. The Company acknowledges that the identity of a particular asset class of intangibles to a specific reportable segment, though not individually material, could be clarified. Accordingly, the Company proposes to clarify prospectively in the tabular presentation in Note 2 the amortizable intangible assets attributable to each of its reporting segments in the consolidated financial statements included in its 2006 Form 10-K and in subsequent reports.
Valuation and Qualifying Accounts, page 74
7.	Provide a schedule of your inventory valuation allowance.
Response:
The Company notes that, while Schedule II of valuation and qualifying accounts does not include a roll-forward of the activity in allowances for excess and obsolete inventories, the year-end balances for these allowances are disclosed in Note 2 to its consolidated financial statements included in its 2005 Form 10-K. Furthermore, the Company notes that such amounts for 2005 are less than 5% of consolidated net inventories. Accordingly, the Company proposes to include prospectively a roll-forward of the activity of its inventory valuation allowances in Schedule II in the consolidated financial statements included in its 2006 Form 10-K and in subsequent reports.
Form 10-Q for the Quarters ended March 31, June 30, and September 30, 2006
General
8.	Please revise your disclosures, as appropriate, based on our comments above.
Response:
As discussed in the response to Comment 4 above, the Company proposes to file a Form 8-K, a supplemental reconciliation of certain pro forma items set forth in its 2005 Form 10-K and its 2006 Form 10-Q for the quarter ended March 31, 2006. The first quarter 2006 Form 10-Q supplemental pro forma information reconciliation will be presented substantially in the same format as the year-end information included in Appendix A to this letter. No such pro forma information was included in the second and third quarter 2006 Forms 10-Q, thus further reconciliations of pro forma amounts are unnecessary.

United States Securities and Exchange Commission January 12, 2007 Page 8
Exhibits
9.	Include or incorporate by reference all the exhibits required by Regulation S-K Item 601 and related instructions.
Response:
The Company has reviewed the exhibit requirements for Form 10-Q in Regulation S-K Item 601 and believes it is in compliance with the rule in all material respects.
     In connection with responding to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3710 or, in his absence, Gillian Hobson at (713) 758-3747.

Sincerely, VINSON & ELKINS L.L.P.
By:	/s/ James M. Prince
James M. Prince

cc:	Clay C. Williams
Dwight W. Rettig
Robert Blanchard
Raymond Chang

APPENDIX A
Supplemental Pro Forma Comparison
The following table reconciles the GAAP Business Segment financial results to the pro forma results of the Company for the Varco acquisition (in millions):

		January 1, 2005
		to March 10, 2005
	GAAP Results As	Varco Results			Pro forma
	Reported	Historical	Adjustments		Results
Year ended December 31, 2005:
Revenue:
Rig Technology	$2,216.8	$118.9	$0.0		$2,335.7
Petroleum Services & Supplies	1,645.8	192.9	0.0		1,838.7
Distribution Services	1,074.5	0.0	0.0		1,074.5
Eliminations	(292.6)	0.0	(3.9	)(1)	(296.5)

Total Revenue	$4,644.5	$311.8	$(3.9)		$4,952.4

Operating Profit:
Rig Technology	$247.7	$16.4	$0.0		$264.1
Petroleum Services & Supplies	300.1	28.5	0.0		328.6
Distribution Services	47	0.0	0.0		46.6
Unallocated expenses and eliminations	(70.3)	(7.6)	(3.6	)(2)	(81.5)
Integration costs and stock-based compensation	(47.3)	0.0	47.3	(3)	0.0

Total Operating Profit	$476.8	$37.3	$43.7		$557.8

		Fiscal Year
		End 2004
	GAAP Results	Varco Results-			Pro forma
	As Reported	Historical	Adjustments		Results
Year ended December 31, 2004:
Revenue:
Rig Technology	$1,085.5	$642.1	$0.0		$1,727.6
Petroleum Services & Supplies	505.5	926.0	0.0		1,431.5
Distribution Services	905.1	0.0	0.0		905.1
Eliminations	(178.0)	0.0	0.0		(178.0)

Total Revenue	$2,318.1	$1,568.1	$0.0		$3,886.2

Operating Profit:
Rig Technology	$102.4	$78.3	$0.0		$180.7
Petroleum Services & Supplies	62.7	155.8	0.0		218.5
Distribution Services	29.6	0.0	0.0		29.6
Unallocated expenses and eliminations	(18.7)	(35.7)	(3.3	)(4)	(57.7)

Total Operating Profit	$176.0	$198.4	$(3.3)		$371.1

(1)	‘The $3.9 million is 2005 pre-merger sales between National-Oilwell and Varco.

(2)	The $3.6 million is comprised of $1.7 million of 2005 pre-merger cost-of-sales between National-Oilwell and Varco and $1.9 million of pro forma depreciation/amortization step-up related to the Varco acquisition.

(3)	The $47.3 million is comprised of $31.7 million of integration costs and $15.6 million of stock-based compensation attributable to the transaction.

(4)	The $3.3 million is comprised of $10.2 million of pro forma depreciation/amortization step-up related to the Varco acquisition and the exclusion of a $3.8 million gain related to a settlement of insurance litigation, partially offset by $5.7 million of Rig Technology restructuring costs and $5.0 million of integration costs.

A-1